UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Aimmune Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

00900T107

(CUSIP Number)

Nestlé S.A.

Avenue Nestlé, 55

1800 Vevey

Switzerland

Attention: General Counsel

Facsimile: 011-41-21-924-2875

with a copy to:

David A. Carpenter, Esq.

Mayer Brown, LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 506-2195

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 00900T107

1.	Name of Reporting Person Nestle Health Science US Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 11,727,113
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 11,727,113
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,727,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 18.9%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 58,651,000 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ending September 30, 2018, as filed with the Securities and Exchange Commission on November 8, 2018, plus the 3,237,529 shares of Common Stock acquired by Nestle Health Science US Holdings, Inc. on November 28, 2018.

CUSIP No. 00900T107

1.	Name of Reporting Person NIMCO US, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 11,727,113
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 11,727,113
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,727,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 18.9%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 58,651,000 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ending September 30, 2018, as filed with the Securities and Exchange Commission on November 8, 2018, plus the 3,237,529 shares of Common Stock acquired by Nestle Health Science US Holdings, Inc. on November 28, 2018.

CUSIP No. 00900T107

1.	Name of Reporting Person Nestlé S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 11,727,113
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 11,727,113
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,727,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 18.9%(1)
14.	Type of Reporting Person (See Instructions): CO

(1)

Based upon a total of 58,651,000 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ending September 30, 2018, as filed with the Securities and Exchange Commission on November 8, 2018, plus the 3,237,529 shares of Common Stock acquired by Nestle Health Science US Holdings, Inc. on November 28, 2018.

SCHEDULE 13D

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and restates the statement on Schedule 13D of the Reporting Persons (as defined below) originally filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2018 (the “Original Schedule 13D” and together with Amendment No. 1, the “Schedule 13D”).

Item 1. Security and Issuer

This Schedule 13D relates to the purchase of shares of common stock, $0.0001 par value per share (the “Common Stock”), issued by Aimmune Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 8000 Marina Boulevard, Suite 300, Brisbane, California 94005.

Item 2. Identity and Background

(a) This statement is being filed jointly by Nestle Health Science US Holdings, Inc. (“NHS”), a Delaware corporation, with respect to the shares of Common Stock directly held by it, NIMCO US, Inc. (“NIMCO”), a Delaware corporation, with respect to the shares of Common Stock held by NHS, which is its wholly owned subsidiary and Nestlé S.A., the ultimate parent company (“Nestlé”, and together with NHS and NIMCO, the “Reporting Persons”), a corporation organized under the laws of Switzerland, with respect to the shares of Common Stock held by NHS. Nestlé is the ultimate parent company of NHS and NIMCO.

The directors and executive officers of each of the Reporting Persons are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

(b) The principal executive office of NHS and NIMCO is 383 Main Ave., 5th Floor, Norwalk, CT 06851. The principal executive office of Nestlé is Avenue Nestlé 55, CH-1800, Vevey Switzerland.

The residence or business address of each director and executive officer of NHS, NIMCO and Nestlé is set forth on Schedule I.

(c) The principal business of NHS and NIMCO is to advance nutrition in the food and pharmaceutical industries. The principal business of Nestlé and its subsidiaries is to manufacture and sell food and beverage products throughout the world; manufacture and sell skincare products; develop, manufacture and sell pharmaceutical products; and engage in related research and development activities. The principal business address of NHS, NIMCO and Nestlé is as disclosed in Item 2(b) above.

(d) – (e) Within the last five years, none of the Reporting Persons or any person named on Schedule I has been convicted of any criminal proceeding, or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As described more fully in Item 4 below, on November 3, 2016, NHS entered into a Securities Purchase Agreement with the Issuer, pursuant to which NHS purchased 7,552,084 newly issued shares of the Issuer’s Common Stock at a cash purchase price of $19.20 per share for an aggregate purchase price of $145 million. NHS purchased these shares with funds from its working capital. The 2016 Purchase Agreement (as defined below) is incorporated herein by reference as described in Item 7 below.

Additionally, as described more fully in Item 4 below, on February 26, 2018, NHS purchased 937,500 shares of the Issuer’s Common Stock in a public offering by the Issuer that was registered with the SEC for an aggregate cash purchase price of $30 million. NHS purchased these shares with funds from its working capital.

As described more fully in Item 4 below, on November 11, 2018, NHS entered into a Securities Purchase Agreement with the Issuer, pursuant to which NHS purchased 3,237,529 newly issued shares of the Issuer’s Common Stock at a cash purchase price of $30.27 per share for an aggregate purchase price of approximately $98 million. NHS purchased these shares with funds from its working capital. The November 2018 Purchase Agreement (as defined below) is incorporated herein by reference as described in Item 6 below.

Item 4. Purpose of Transaction

On November 23, 2016, NHS purchased 15.12% of the Issuer’s Common Stock (the “2016 Equity Investment”), pursuant to a Securities Purchase Agreement (the “2016 Purchase Agreement”), dated November 3, 2016, between the Issuer and NHS. In connection with the 2016 Equity Investment, Nestec Ltd. (“NESTEC”), a subsidiary of Nestlé, entered into a Strategic Collaboration Agreement (the “Collaboration Agreement”), dated as of November 3, 2016, with the Issuer; and NHS entered into a Standstill Agreement (the “Standstill Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”), each dated as of November 23, 2016, with the Issuer.

On February 26, 2018, NHS purchased 937,500 shares of the Issuer’s Common Stock (the “February 2018 Equity Investment”) in a public offering by the Issuer, for the purposes of preventing the dilution of NHS’s existing share ownership, which would have occurred as a result of the Issuer’s public offering of 5,500,000 shares.

On November 28, 2018, NHS purchased 3,237,529 newly issued shares of the Issuer’s Common Stock (the “November 2018 Equity Investment”), pursuant to a Securities Purchase Agreement (the “November 2018 Purchase Agreement”), dated November 11, 2018, between the Issuer and NHS. In connection with the November 2018 Equity Investment, NESTEC entered into an Amended and Restated Strategic Collaboration Agreement (the “Amended and Restated Collaboration Agreement”), dated as of November 11, 2018, with the Issuer, which amended and restated the previously entered into Collaboration Agreement in its entirety; and NHS entered into an Amended and Restated Standstill Agreement (the “Amended and Restated Standstill Agreement”) and an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), each dated as of November 11, 2018, with the Issuer, each of which amended and restated the previously entered into Standstill Agreement and Registration Rights Agreement, respectively, in their entirety.

For so long as NESTEC or its affiliates hold not less than 14% of the Issuer’s Common Stock, NESTEC is entitled to designate one nominee to serve as a director on the Issuer’s board of directors. Additionally, pursuant to the Amended and Restated Standstill Agreement, so long as the Amended and Restated Collaboration Agreement is in effect, NHS is prohibited from taking certain specified control actions towards the Issuer without the prior written consent of a majority of the Issuer’s board of directors who are not affiliated with NHS.

The Reporting Persons from time to time review their investment in and collaboration with the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities and the terms of the existing agreements between the Reporting Persons and the Issuer, including the Amended and Restated Standstill Agreement, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. Subject to the terms of the Amended and Restated Standstill Agreement, if the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors and subject to the terms of the Amended and Restated Standstill Agreement, the Reporting Persons may determine to dispose of some or all of the Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions. Subject to the terms of the Amended and Restated Standstill Agreement, the Reporting Persons may also propose or take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

Item 5. Interest in Securities of the Issuer

(a) – (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The shares of Common Stock reported on this Schedule 13D are held by NHS, which is a wholly owned subsidiary of NIMCO, which is a wholly owned subsidiary of Nestlé. Based upon information contained in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2018, together with the 3,237,529 shares of Common Stock acquired pursuant to the November 2018 Purchase Agreement, such Common Stock constitutes approximately 18.9% of the issued and outstanding Common Stock.

Additionally, Mr. Behar, who is listed on Schedule I hereto and was appointed to the Issuer’s board of directors at the closing of the 2016 Equity Investment, received (i) a grant of options to acquire 39,510 shares of Common Stock vesting substantially in equal installments over a three year-period from the date of appointment, subject to his continued service through the applicable vesting date and (ii) a grant of options to acquire 17,500 shares of Common Stock, granted as of May 25, 2017 pursuant to the non-employee compensation plan of the Issuer. Nestlé is the beneficial owner of all options held by Mr. Behar. Mr. Behar has not exercised any options.

Except for the shares of Common Stock owned by NHS and the options held by Mr. Behar, as described in this Item 5, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) or on Schedule I hereto beneficially owns any other securities of the Issuer.

(c) Except as described in Item 3, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule I hereto, have effected any transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the 2016 Equity Investment, NHS and the Issuer entered into the 2016 Purchase Agreement, the Standstill Agreement and the Registration Rights Agreement, and NESTEC and the Issuer entered into the Collaboration Agreement. Each of the Standstill Agreement, the Registration Rights Agreement and Collaboration Agreement entered into in connection with the 2016 Equity Investment was amended and restated in its entirety in connection with the November 2018 Equity Investment.

In connection with the November 2018 Equity Investment, NHS and the Issuer entered into the November 2018 Purchase Agreement, the Amended and Restated Standstill Agreement and the Amended and Restated Registration Rights Agreement, and NESTEC and the Issuer entered into the Amended and Restated Collaboration Agreement.

2016 Purchase Agreement

On November 3, 2016, the Issuer and NHS entered into the 2016 Purchase Agreement, pursuant to which the Issuer agreed to issue and sell to NHS 7,552,084 shares of Common Stock in a private placement for an aggregate cash purchase price of $145 million, representing, at the time, approximately 15.12% of the Issuer’s outstanding Common Stock. The transaction closed on November 23, 2016 and NHS purchased such shares of Common Stock at a price per share of $19.20. The 2016 Purchase Agreement contained customary representations, warranties and covenants by, among and for the benefit of the parties, as well as mutual indemnification obligations. The foregoing description of the 2016 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the 2016 Purchase Agreement, which is incorporated by reference herein, as described in Item 7 below.

November 2018 Purchase Agreement

On November 11, 2018, the Issuer and NHS entered into the November 2018 Purchase Agreement, pursuant to which the Issuer agreed to issue and sell to NHS 3,237,529 shares of Common Stock (the “Shares”) in a private placement for an aggregate cash purchase price of approximate $98 million, representing, at the time, approximately 5.2% of the Issuer’s outstanding Common Stock. The transaction closed on November 28, 2018 and NHS purchased such shares of Common Stock at a price per share of $30.27. Pursuant to November 2018 Purchase Agreement, NHS agreed that until November 11, 2020, NHS may not, without the consent of the Issuer, transfer the Shares to any person or entity, other than an Affiliate (as defined in the November 2018 Purchase Agreement) of NHS. The November 2018 Purchase Agreement contained customary representations, warranties and covenants by, among and for the benefit of the parties, as well as mutual indemnification obligations.

Amended and Restated Collaboration Agreement

The Amended and Restated Collaboration Agreement between the Issuer and NESTEC provides for collaboration between the parties in connection with the development of the Issuer’s products as contemplated therein, including by (i) sharing information relating to the Issuer’s activities directed towards the development of the Issuer’s products for the treatment of allergies to one or more particular types of food (the “Development Programs”) and (ii) providing the Issuer access to NESTEC’s scientific, clinical, regulatory and commercial expertise relevant to such Development Programs. In connection with the foregoing and pursuant to the Amended and Restated Collaboration Agreement, NESTEC and the Issuer have formed a Pipeline Committee (the “Strategic Collaboration Committee”), comprised of three to five representatives of each party, which is the governing body for all matters within the scope of the Amended and Restated Collaboration Agreement. For so long as NESTEC or its affiliates hold not less than 14% of the Issuer’s outstanding Common Stock, NESTEC is entitled to designate one nominee to serve as a director on the Issuer’s board of directors, which such person, since November 23, 2016, has been Gregory Behar, the chief executive officer of Nestlé Health Science S.A., a subsidiary of Nestlé.

The term of the Amended and Restated Collaboration Agreement (the “Term”) will end on November 11, 2020, unless earlier terminated or otherwise extended by the parties in accordance with the terms thereof. The Amended and Restated Collaboration Agreement may be terminated by either party (i) upon 60 days’ written notice of an uncured material breach or (ii) upon a change of control of the other party. In addition, the Issuer may terminate the Amended and Restated Collaboration Agreement upon 60 days’ written notice in the event NESTEC (or an affiliated entity) acquires or combines with a company engaged in the research, development or commercialization of certain oral immunotherapies intended to desensitize a patient to a food allergen. Further, NESTEC may terminate the Amended and Restated Collaboration Agreement upon 60 days’ written notice in the event that the Issuer sells, conveys, transfers or licenses to a third party commercial rights to one or more of its products or Development Programs.

During the Term, the Issuer may conduct licensing or partnering discussions with other partners, with respect to the Development Programs, provided, that, should the Issuer elect to seek to partner with or collaborate with a third party or otherwise offer any commercial rights with respect to one or more specific Development Program(s), the Issuer shall provide NESTEC with the opportunity to enter into an exclusive negotiating period to negotiate in good faith for three months.

The Amended and Restated Collaboration Agreement contains a non-competition covenant pursuant to which NESTEC has agreed not to engage in certain activities relating to certain areas of research, development or commercialization. Pursuant to the Amended and Restated Collaboration Agreement, NHS will not acquire, be acquired by, or combine with, and will prohibit its Affiliates from acquiring, being acquired by, or combining with, any Third Party (as defined in the Amended and Restated Collaboration Agreement) whose sole or primary focus is the research, development or commercialization of certain competitive products; provided, however, NHS or its Affiliates (as defined in the Amended and Restated Collaboration Agreement) shall not be precluded from acquiring, being acquired by or combining with any Person (as defined in the Amended and Restated Collaboration Agreement) that is not engaged in the research, development or commercialization of certain competitive products; provided, further, that in the event that NHS or any Affiliate acquires, is acquired by or combines with, any Third Party, other than certain third parties that are engaged in the research, development or commercialization of certain competitive products, then (a) such Person shall agree in writing to be bound by the requirements of Section 7.1 of the Amended and Restated Collaboration Agreement, and (b) Issuer shall have the right to terminate the Amended and Restated Collaboration Agreement in accordance with the termination provisions contained therein. The Amended and Restated Collaboration Agreement also contains mutual non-solicitation and confidentiality provisions.

Amended and Restated Standstill Agreement

Pursuant to the Amended and Restated Standstill Agreement, NHS has agreed that until November 11, 2020, neither NHS nor any of its affiliates shall (without the prior written consent of a majority of the members of the Issuer’s board of directors who are not affiliated with NHS):

•

effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause or in any way advise, assist, knowingly facilitate or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect, or announce any intention to effect or cause:

•

any acquisition, or obtaining any economic interest in, any right to direct the voting or disposition of, or any other right with respect to, any securities of the Issuer or any of its subsidiaries (or any rights, options or other securities convertible into or exercisable or exchangeable for such securities or any obligations measured by the price or value of any securities of the Issuer or any of its subsidiaries, including, without limitation, any swaps or other derivative arrangements), in each case, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions pursuant to any agreement, arrangement or understanding, without the prior consent of the Issuer’s board of directors;

•	any tender or exchange offer, merger, consolidation, business combination or acquisition or disposition of assets of the Issuer or any of its subsidiaries;

•	any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries; or

•

any “solicitation” of “proxies” (as such terms are used in Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or consents to vote any voting securities of the Issuer, or become a “participant” in any “election contest” (as such terms are defined in Rule 14a-11 of the Exchange Act) or propose, or solicit stockholders of the Issuer for the approval of, any stockholder proposals with respect to the Issuer or seek to advise or influence any person with respect to the voting of any voting securities of the Issuer;

•

form, join or in any way participate in a “group” (as defined under the securities laws) with respect to any securities of the Issuer or any securities convertible into Common Stock or any other voting securities of the Issuer or otherwise act in concert with any person in respect of any such securities;

•	otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the Issuer;

•

take any action which would reasonably be expected to result in the Issuer or its representatives being obligated to make a public announcement regarding any of the types of matters set forth in the Amended and Restated Standstill Agreement;

•	enter into any discussions or arrangements with any third party with respect to any of the foregoing; or

•	publicly disclose any intention, plan or arrangement regarding any of the matters referred to above.

(collectively, the “Standstill Restrictions”).

The Standstill Restrictions shall not apply after (A) a public announcement by the Issuer of the initiation of any merger, consolidation, acquisition, scheme, business combination or other extraordinary transaction in which the Issuer or any of its subsidiaries is a constituent corporation or party and following consummation of such transaction, either (i) substantially all of the persons or entities who, immediately prior to such transaction, had beneficial ownership of 50% or more of the voting power of the Issuer would not continue to beneficially own at least 50% of the voting power of the combined entity and would not have the ability to elect a majority of the directors of the combined entity or (ii) all or a substantial part of the assets of the Issuer and its subsidiaries would be transferred to a third party or (B) the submission of any bona fide offer by any third party to acquire all or a substantial portion of the securities or assets of the Issuer or its subsidiaries (which for the avoidance of doubt shall exclude any offer with respect to which the Issuer elects not to engage in substantive negotiations), prompt notice of which shall be provided to NHS; provided, further, that the Standstill Restrictions are not intended to (X) restrict NHS’s right to vote its shares of Common Stock purchased pursuant to the November 2018 Purchase Agreement or otherwise in its discretion on matters brought to a vote of the stockholders of the Issuer, (Y) restrict the activities of NHS or the discussions among the representatives of the Issuer and NHS, in each case, as contemplated by the Amended and Restated Collaboration Agreement or (Z) restrict NHS or any of its Affiliates’ (as defined in the Amendment and Restated Standstill Agreement) right to acquire any rights, title or interest in any options or other securities of the Issuer granted to members of the Issuer’s board of directors who are affiliated with NHS.

In addition to the Standstill Restrictions, the Issuer and NHS agreed that, until November 11, 2020, neither NHS nor its affiliates shall sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock to DBV Technologies SA, without the prior written consent of the Issuer.

Amended and Restated Registration Rights Agreement

The Amended and Restated Registration Rights Agreement provides NHS with certain registration rights with respect to the 10,789,613 shares of Common Stock (the “Shares”) that NHS purchased from the Issuer in connection with the 2016 Equity Investment and the November 2018 Equity Investment. Pursuant to the Amended and Restated Registration Rights Agreement, the Issuer has agreed to register the Shares on a registration statement to be filed with the SEC upon the request of NHS, which request cannot be made prior to the 45th day preceding November 11, 2020. The Amended and Restated Registration Rights Agreement contains customary indemnification provisions and terminates if NHS fails to request that the Shares be registered within the four-year anniversary of the Effective Date or, if earlier, such date that NHS and its affiliates own in the aggregate less than 30% of the number of shares of Common Stock that NHS and its affiliates owned in the aggregate as of the date of the Amended and Restated Registration Rights Agreement.

The foregoing descriptions of the November 2018 Purchase Agreement, the Amended and Restated Collaboration Agreement, the Amended and Restated Standstill Agreement and the Amended and Restated Registration Rights Agreement (collectively, the “Agreements”) do not purport to be complete and are qualified in their entirety by the actual Agreements, which will be filed as exhibits to the Issuer’s Annual Report on Form 10-K for the year ending December 31, 2018, which the Issuer is expected to file on or before March 1, 2019, and are incorporated by reference herein as described in Item 7 below.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1

Securities Purchase Agreement, dated as of November 3, 2016, between NHS and the Issuer (Incorporated by reference to Exhibit 10.5(b) to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed by the Issuer on March 15, 2017).

Exhibit 99.2

Securities Purchase Agreement, dated as of November 11, 2018, between NHS and the Issuer (Incorporated by reference to an exhibit to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which the Issuer is expected to file on or before March 1, 2019).

Exhibit 99.3

Amended and Restated Strategic Collaboration Agreement, dated as of November 11, 2018, between NESTEC and the Issuer (Incorporated by reference to an exhibit to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which the Issuer is expected to file on or before March 1, 2019).

Exhibit 99.4

Amended and Restated Standstill Agreement, dated as of November 11, 2018, between Nestle Health Science US Holdings, Inc. and the Issuer (Incorporated by reference to an exhibit to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which the Issuer is expected to file on or before March 1, 2019).

Exhibit 99.5

Amended and Restated Registration Rights Agreement, dated as of November 11, 2018, between Nestle Health Science US Holdings, Inc. and the Issuer (Incorporated by reference to an exhibit to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which the Issuer is expected to file on or before March 1, 2019).

Exhibit 99.6	Joint Filing Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 3, 2018

NESTLE HEALTH SCIENCE US HOLDINGS, INC.

By:	/s/ James Pepin
Name: James Pepin
Title: President

NIMCO US, INC.

By:	/s/ Alan Pasetsky
Name: Alan Pasetsky
Title: Vice President and Assistant Treasurer, Taxes

NESTLÉ S.A.

By:	/s/ David P. Frick
Name: David P. Frick
Title: Secretary to the Board of Directors

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF NHS,

PERSONS CONTROLLING NHS AND EXECUTIVE OFFICERS AND DIRECTORS OF OTHER

PERSONS IN CONTROL OF NHS

NHS

NHS is a corporation organized under the laws of the State of Delaware with its principal business address at 383 Main Ave., 5th Floor, Norwalk, CT 06851. NHS is a wholly-owned subsidiary of NIMCO. The name, present principal employment and citizenship of each director and executive officer of NHS is set forth below.

Name	Present Principal Employment	Citizenship
1. Claudio Kuoni	Director, NHS	Swiss

2. James Pepin	Director and President, NHS	US

3. Michael Prewitt	Secretary (non Director), NHS	US

4. Doug Yu	Treasurer, NHS	US

NIMCO

NIMCO is organized under the laws of the State of Delaware with its principal business address at 383 Main Ave., 5th Floor, Norwalk, CT 06851. NIMCO is a wholly-owned subsidiary of Nestlé. The name, present principal employment and citizenship of each director and executive officer of NIMCO is set forth below.

Name	Present Principal Employment	Citizenship
1. Steven Presley	Chairman of the Board, Chief Executive Officer and President, NIMCO	US

2. Giulio Gerardo	Director and Chief Financial Officer, NIMCO	Italian

3. Doug Yu	Treasurer, NIMCO	US

4. Dan Nugent	Chief Legal Officer, NIMCO	US

5. Michael Prewitt	Secretary (non Director), NIMCO	US

Nestlé

Nestlé is a corporation organized under the laws of Switzerland with its principal business address at Avenue Nestlé 55, CH-1800, Vevey Switzerland. The name, present principal employment and citizenship of each director and executive officer of Nestlé is set forth below.

Name	Present Principal Employment	Citizenship
1. Paul Bulcke	Non-Executive Director, Chairman, Nestlé S.A.; Vice-Chairman, L’Oréal S.A.; Board member, Roche Holding Ltd.	Belgian/Swiss

2. Ulf Mark Schneider	Chief Executive Officer, Board member, Nestlé S.A.	German/US

3. Henri de Castries	Non-Executive Director, Lead Independent Director, Nestlé S.A.; Board member, HSBC Holdings plc	French

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4. Beat W. Hess	Non-Executive Director; Chairman, LafargeHolcim Ltd; Vice Chairman Sonova Holding AG	Swiss

5. Renato Fassbind	Non-Executive Director; Vice Chairman, Swiss Re AG; Board member, Kühne+Nagel International AG	Swiss

6. Jean-Pierre Roth	Non-Executive Director; Board member: Swatch Group, MKS (Switzerland) SA; Vice Chairman: Arab Bank (Switzerland) Ltd.	Swiss

7. Ann M. Veneman	Non-Executive Director; Board member: Alexion Pharmaceuticals Inc., the Global Health Innovative Technology Fund, JUST Capital and the Clinton Health Access Initiative.	US

8. Eva Cheng	Non-Executive Director; Board member: Trinity Limited, Haier Electronics Group Co. Ltd., Amcor Ltd.	Chinese

9. Ruth K. Oniang’o	Non-Executive Director; Adjunct Professor of Nutrition, Tufts University; Executive Director, Rural Outreach Program Kenya; Founder and Editor in Chief of the African Journal of Food, Agriculture, Nutrition and Development	Kenyan

10. Patrick Aebischer	Non-Executive Director; Professor of Neurosciences and Director of the Neurodegenerative Disease Research Laboratory, Brain Mind Institute EPFL; Board member: Lonza Group Ltd, Logitech International S.A.	Swiss

11. Ursula M. Burns	Non-Executive Director; Chairman, VEON Ltd.; Board member: Exxon Mobil Corporation, Ford Foundation, Uber Technologies	US

12. Kasper Rorsted	Non-Executive Director; CEO, Adidas AG; Board member, Bertelsmann SE & Co., KGA	Danish

13. Pablo Isla	Non-Executive Director; Chairman and CEO, Inditex S.A.	Spanish

14. Kimberly A. Ross	Non-Executive Director; Board member: Chubb Insurance Group, PQ Corporation	US

15. Laurent Freixe	Executive Vice President and Chief Executive Officer: Zone Americas	French

16. Chris Johnson	Executive Vice President: Group Human Resources & Business Services	US

17. Patrice Bula	Executive Vice President: Strategic Business Units, Marketing, Sales and Nespresso	Swiss

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18. Wan Ling Martello	Executive Vice President and Chief Executive Officer: Zone Asia, Oceania and Sub-Saharan Africa	US

19. Stefan Palzer	Executive Vice President: Chief Technology Officer	German

20. Marco Settembri	Executive Vice President and Chief Executive Officer: Zone Europe, Middle East and North Africa	Italian

21. François-Xavier Roger	Executive Vice President; Chief Financial Officer (includes Finance and Control, Legal, IP, M&A, Tax, Treasury, Investor Relations)	French

22. Magdi Batato	Executive Vice President: Operations	Swiss

23. Maurizio Patarnello	Deputy Executive Vice President: Nestlé Waters	Italian

24. Grégory Behar	Chief Executive Officer: Nestlé Health Science	Swiss

25. David P. Frick	Senior Vice President: Corporate Governance, Compliance and Corporate Services	Swiss

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